Exhibit 99.1

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT TO CREATE BROOKFIELD BUSINESS PARTNERS (BBP)
BBP TO OWN AND OPERATE BROOKFIELD’S BUSINESS SERVICES AND INDUSTRIAL OPERATIONS

Toronto, Ontario, October 7, 2015 - Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) announced today that it intends to spin off approximately 35% of Brookfield Business Partners L.P. (“BBP”) by distributing to shareholders a special dividend estimated to be worth US$0.50 per share, or approximately US$500 million, in the form of units of BBP. BBP will be the primary vehicle through which Brookfield will own and operate the business services and industrial operations of its private equity platform.

BBP’s initial businesses will include substantially all of Brookfield’s business services and industrial operations. BBP will be focused on owning and operating high-quality businesses that are low-cost producers and/or benefit from high barriers to entry. In aggregate, based on Brookfield’s proportionate ownership interest, these businesses generated approximately $200 million of funds from operations for Brookfield last year and had an equity value of approximately $2 billion as at June 30, 2015.

Bruce Flatt, CEO of Brookfield said, “In a continuation of our strategy of creating flagship, specialized public affiliates, we think it is the right time for us to create BBP and give our shareholders an opportunity to participate directly in its operations and growth. We have seen substantial growth in our private equity platform over the last five years and continue to see significant opportunities globally for this business.”

The creation of BBP will benefit Brookfield’s business by providing access to permanent capital to fund its operations outside of property, renewable energy and infrastructure, thereby broadening the spectrum of opportunities available to Brookfield. In particular, BBP will offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a stand-alone business.

“Brookfield Business Partners will accomplish for our business services and industrial operations what our other flagship public issuers have successfully accomplished for our property, renewable energy and infrastructure operations – providing a focused listed owner to support the expansion of these businesses,” said Cyrus Madon, a Senior Managing Partner of Brookfield, Head of Brookfield’s Private Equity Group and Chief Executive Officer of BBP.

BBP, a Bermuda-based limited partnership, intends to file a preliminary registration statement with the United States Securities and Exchange Commission in connection with the spin-off shortly. Pursuant to the spin-off, a portion of BBP’s units will be distributed to holders of Brookfield’s Class A and B limited voting shares through a special dividend, with Brookfield expected to hold an approximate 65% equity interest, along with the general partner interest, in BBP. BBP intends to apply to list its units in Canada and the United States. Subject to the receipt of normal course regulatory approvals, Brookfield anticipates completing the spin-off of BBP in Q1 2016.

Brookfield Asset Management

Brookfield is a leading global alternative asset manager with over $200 billion of assets under management. We have over a 100 year history of owning and operating real assets with a focus on property, renewable energy, infrastructure and private equity.

We offer a range of public and private investment products and services which leverage our expertise and experience, and provide us with a distinct competitive advantage in the markets in which we operate. Brookfield has 700 investment professionals and 30,000 operating employees in 20 countries around the world. Further information is available at www.brookfield.com.  Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

For more information, contact:
Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

Forward-Looking Statements:

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “plans,” “estimates,” “seeks,” “intends,” “expects,” “anticipates,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.